EXHIBIT 99.1

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces Q1 2017 Results:

YoY Revenue Growth of 91%; Return to Profitability;

Investor conference call to be held today at 10am ET;

Netanya, Israel, May 24, 2017 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the quarter ended March 31, 2017.

Management Comments

Dov Sella, RADA’s Chief Executive Officer commented, “We are very pleased with our significant revenue growth, which is almost double that of the first quarter of last year. These results, combined with our improved balance sheet, are evidence that the turnaround of the company, focused towards sales of our radar technology is beginning to mature. Looking ahead and given the timing of certain orders, we expect the second quarter to be strong. On the back of our expectations of a particularly strong first half of 2017, we are increasing our full year revenue guidance towards $20 million for 2017, representing a year over year growth of over 50%. Furthermore, we expect to return to profitability in 2017 on a full-year basis”

Continued Mr. Sella, “Strategically, we have also made significant progress, particularly with our growth engine, our software-defined tactical radars. At the end of the quarter, we signed a strategic distribution agreement with a leading Western-European defense systems provider to integrate our radars into their Very Short Range Air Defense (VSHORAD) systems. Furthermore, our cooperation with DRS Technologies continues. Our pipeline is strong and we see opportunities with great potential for our technology, especially in the U.S. market, which we intend to capitalize on.”

Added Yossi Ben Shalom, RADA’s chairman, “I congratulate Dov and RADA’s management team for returning the business to growth, as well as the continued progress in gaining market acceptance. I continue to see RADA as a company with a lot of long-term unleashed growth potential in an increasingly important market, and we look forward to the years ahead.”

2017 First Quarter Summary

Revenues totaled $4.7 million in the first quarter of 2017, up 91% compared to revenues of $2.5 million in the first quarter of 2016.

Gross Profit totaled $1.7 million in the first quarter of 2017 (gross margin of 35.7%) compared to gross profit of $6,000 (gross margin of 0.2%) in the first quarter of 2016.

Operating income was $0.4 million in the first quarter of 2017 compared to an operating loss of $1.0 million in the first quarter of 2016.

Net income attributable to RADA’s shareholders in the first quarter of 2017 was $0.4 million, or $0.02 per share, compared with a net loss of $1.8 million, or $0.23 per share, in the first quarter of 2016.

Investor Conference Call

The Company will host a conference call later today, starting at 10:00 am ET (5pm Israel time). Dov Sella, Chief Executive Officer and Shiri Lazarovich, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-866-744-5399; UK 0800-404-8418; Israel 03-918-0663 and International +972-3-918-0663.

For those unable to participate, the teleconference will be available for replay on RADA’s website at http://www.rada.com beginning 24 hours after the call.

About RADA Electronic Industries Ltd

RADA Electronic Industries Ltd. is an Israel-based defense electronics company. The Company specializes in the development, production, and sales of tactical land radar for force and border protection, and avionics systems (including inertial navigation systems) for fighters and UAVs.

Note: Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact: Shiri Lazarovich- C.F.O RADA Electronic Industries Ltd. Tel: +972-9-8921111 Shiri.Lazarovich@rada.com	Investor Relations Contact: Ehud Helft/Gavriel Frohwein GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

ASSETS	March 31, 2017	December 31, 2016
	Unaudited
CURRENT ASSETS:
Cash and cash equivalents	$1,341	$1,205
Restricted cash	198	317
Trade receivables (net of allowance for doubtful accounts of $14 at March 31, 2017 and December 31, 2016)	5,201	5,006
Costs and estimated earnings in excess of billings on uncompleted contracts	789	1,096
Other receivables and prepaid expenses	595	349
Inventories	7,183	7,102
Current assets related to discontinued operations	2,304	2,254

Total current assets	17,611	17,329

LONG-TERM ASSETS:
Long-term receivables and other deposits	765	742
Property, plant and equipment, net	2,850	2,650
Long-term assets related to discontinued operations	261	266
Total long term assets	3,876	3,658

Total assets	$21,487	$20,987

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank credit	$1,000	$575
Trade payables	2,020	2,557
Other accounts payable and accrued expenses	2,166	1,987
Advances from customers, net	323	839
Current liabilities related to discontinued operations	270	265

Total current liabilities	5,779	6,223

LONG-TERM LIABILITIES:
Convertible note and loans from shareholders, net	3,082	3,072
Accrued severance pay and other long-term liabilities	724	663
Total long-term liabilities	3,806	3,735

RADA SHAREHOLDERS’ EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 37,500,000 shares at March 31, 2017 and December 31, 2016; Issued and outstanding: 21,778,417 at March 31, 2017 and 21,246,502 at December 31, 2016.	253	250
Additional paid-in capital	89,861	89,407
Accumulated other comprehensive income	240	222
Accumulated deficit	(78,973)	(79,363)

Total RADA shareholders’ equity	11,381	10,516
Non-controlling interest	521	513
Total equity	11,902	11,029
Total liabilities and equity	$21,487	$20,987

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016
	Unaudited

Revenues	$4,675	$2,454	$12,821

Cost of revenues	3,006	2,448	11,379

Gross profit	1,669	6	1,442

Operating expenses:
Research and development	198	166	758
Marketing and selling	436	476	2,269
General and administrative	686	398	1,814

Total operating expenses	1,320	1,040	4,841

Operating income (loss)	349	(1,034)	(3,399)
Amortization of shareholders’ convertible loans discount and beneficial conversion feature	10	574	1,116
Other financial expenses (income), net	(39)	206	405

Net income (loss) from continuing operations	378	(1,814)	(4,920)

Net income (loss) from discontinued operations	12	(34)	13

Net income (loss)	$390	$(1,848)	$(4,907)

Net income (loss) attributable to non-controlling interest	2	(7)	3
Net income (loss) attributable to RADA Electronic Industries’ shareholders	$388	$(1,841)	$(4,910)
Basic and diluted net income (loss) from continuing operations	$0.02	$(0.23)	$(0.35)
Basic and diluted net income (loss) from discontinued operations per Ordinary share	$0.00	$0.00	$0.00
Basic and diluted net income (loss)	$0.02	$(0.23)	$(0.35)

Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	21,666,124	7,949,483	14,029,346